SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 7, 2006	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Profits Warning

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) announces that, in view of high crude oil prices and stagnant selling prices of downstream oil products, especially in relation to petroleum products which prices are subject to the State’s controls and are not in line with the movement in crude oil prices, the Board expects that the Company will suffer significant losses for the Company’s refinery businesses for the three months ended 31 March 2006. As such, the Board expects that the Company will record a net loss for the three months ended 31 March 2006.

The Company and all members of the Board of Directors confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibility for any false statements, misleading representations or material omissions in this announcement.

This announcement is made in accordance with Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and the relevant regulation issued by the Shanghai Stock Exchange.

In view of high crude oil prices and stagnant selling prices of downstream oil products, especially in relation to petroleum products which prices are subject to the State’s controls and are not in line with the movement in crude oil prices, the Board expects that the Company will suffer significant losses for the Company’s refinery businesses for the three months ended 31 March 2006. As such, the Board expects that the Company will record a net loss for the three months ended 31 March 2006.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
Zhang Jingming
Company Secretary

Shanghai, 6 April 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

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To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Earnings Warning

Hong Kong, April 7, 2006 … Sinopec Shanghai Petrochemical Company Limited (HKEx: 338; SSE: 600688; NYSE: SHI) announced today that, in light of high crude oil prices and stagnant selling prices for downstream oil products, the Company expects to record a net loss for the three months ended March 31, 2006 as a result of significant losses from the Company’s refinery businesses.

About Sinopec Shanghai Petrochemical Company Limited:

Sinopec Shanghai Petrochemical Company Limited is one of the largest petrochemical companies in the PRC and was one of the first Chinese companies to make a global securities offering. Located in Jinshan District in the southwest of Shanghai, it is a highly integrated petrochemical complex which processes crude oil into a broad range of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products.

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This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, including as a result of the PRC government’s macro-economic control measures to curb over-heating; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; not being able to raise its prices accordingly which would adversely affect the Company’s profitability; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

– End –

For further information, please contact:

Ms. Sally Wong / Ms. Polly Tong

Rikes Communications Limited

Tel: (852) 2520 2201

Fax: (852) 2520 2241

Source: Sinopec Shanghai Petrochemical Company Limited

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